EXHIBIT 99.1

Cellectis Announces Participation in Four Upcoming Investor Conferences in September

NEW YORK, Sept. 01, 2022 (GLOBE NEWSWIRE) --  Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that management plans to participate in four upcoming investor conferences.

Details for the events are below:

Citi's 17th Annual Biopharma Conference
Format: Panel
Date: September 7th, 2022
Time: 9:40AM- 10:25AM ET
Location: Four Seasons Hotel, Boston, MA
Webcast Link: http://www.veracast.com/webcasts/citigroup/biopharma2022/3DniPm.cfm

Wells Fargo 2022 Healthcare Conference
Format: Investor meetings
Date: September 7-9, 2022
Location: Encore Boston Harbor, Everett, MA

Baird Global Healthcare Conference
Format: Presentation
Date: September 13, 2022
Time: 10:15AM-10:45AM ET
Location: Intercontinental Barclay Hotel, New York City, NY

Jefferies Cell and Genetic Medicine Summit
Format: Presentation
Date: September 29, 2022
Time: Presentation time to be posted on Cellectis.com
Location: Palace Hotel, New York City, NY

Live webcasts and replays of these presentations will be available under the “Events and Webcasts” section on the Investor page of the of the Company’s website: https://cellectis.com/en/investors/events-and-webcasts/

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

AlloCAR T™ is a trademark of Allogene Therapeutics, Inc.

For more information, visit www.cellectis.com
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577, arr@lifesciaddvisors.com

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners Servier and Allogene. Forward-looking statements include statements about advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings, the adequacy of our supply of clinical vials, the operational capabilities at our manufacturing facilities, and the sufficiency of cash to fund operation. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachments

  CLLS -- September 2022 Investor Conferences PR.pdf (https://ml.globenewswire.com/Resource/Download/21f93227-087d-434b-87aa-1e3926ae6a19)